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                              November 4, 2022

       Verender Badial
       Chief Financial Officer
       JATT Acquisition Corp
       c/o Maples Corporate Services Limited
       PO Box 309, Ugland House
       Grand Cayman, KY1-1104, Cayman Islands

                                                        Re: JATT Acquisition
Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed on October
25, 2022
                                                            File No. 333-267005

       Dear Verender Badial:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed October 25, 2022

       Material U.S. Federal Income Tax Consequences, page 162

   1. We note you have included a "short-form" tax opinion as Exhibit 8.1 to the Registration
                                                        Statement. As stated in
Section III.B.2 of Staff Legal Bulletin No. 19 (CF), if a registrant elects to use a
short-form opinion, the Exhibit 8 short-form opinion and the tax disclosure in the prospectus both
must state clearly that the disclosure in the tax consequences section of the
prospectus is the opinion of the named counsel or accountant, and that disclosure must clearly
identify and articulate the opinion being rendered. Please revise the Material U.S.
Federal Income Tax Consequences section of the Prospectus to clearly state that the
disclosure in the tax consequences section is the opinion of named counsel.
 Verender Badial
FirstName LastNameVerender    Badial
JATT Acquisition  Corp
Comapany 4,
November  NameJATT
             2022      Acquisition Corp
November
Page 2    4, 2022 Page 2
FirstName LastName
         Additionally, please ensure that the Prospectus disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. For example, we note that the discussion of whether the Business Combination qualifies as a "reorganization" within the meaning of Section 368 of the Code states that it is "intended to qualify" as such without expressing an opinion. Likewise, the discussion of the redemption of JATT Class A Ordinary Shares for cash states that the tax treatment
         "will depend on whether the redemption qualifies as a sale or exchange of the JATT
         Class A Ordinary Shares under Section 302 of the Code or is treated as a corporate distribution under Section 301 of the Code" without expressing an opinion on the applicable tax treatment. If the opinion provided is subject to uncertainty, please (1)
         provide an opinion that reflects the degree of uncertainty (e.g., a "should" or "more likely than not" opinion) and explain the facts or circumstances giving rise thereto, and (2) add risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Finally, we note that the final paragraph on page 174 of the Prospectus states that the U.S. federal income tax discussion set forth above "is included for general information only." Please revise or remove this statement as investors are entitled to rely on the opinion expressed in the tax opinion and it may not be provided for informational purposes only.
License Agreements
Lonza Agreement, page 220

2. We re-issue previous comment 9 from our September 2, 2022 letter. Please revise your description of the Lonza License Agreement to include a complete description of each parties' material rights and obligations, including:
             a description of the "number of factors" that will determine the consideration to be paid to Lonza other than whether the Company enters into further agreements with
              Lonza;
             the amount of any upfront or execution payments received or paid; the aggregate amounts paid or received to date under the agreement, if any;
             the aggregate amounts of any future potential milestone payments to be paid or received; and
             the royalties and royalty term.

       You may contact Christie Wong at 202-551-3684 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Celeste Murphy at 202-551-3257 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
 Verender Badial
JATT Acquisition Corp
November 4, 2022
FirstName
Page 3         LastNameVerender Badial
Comapany NameJATT Acquisition Corp
                                         Office of Life Sciences
November 4, 2022 Page 3
cc:       Giovanni Caruso, Esq.
FirstName LastName